Exhibit 99.5

Points International Ltd. Reports Second Quarter 2014 Financial Results

–    Revenues of $70.4 million, an increase of 68% year-over-year
–    Adjusted EBITDA of $2.6 million, an increase of 119% year-over-year
–    Net Income of $1.2 million, an increase of 460% year-over-year

Toronto, Canada, August 6, 2014 – Points (TSX: PTS; NASDAQ: PCOM), global leader in loyalty currency management, today announced results for the second quarter ended June 30, 2014.

“We finished the first half of 2014 on a high note delivering revenue growth of 63% over the first half of 2013,” said Chief Executive Officer, Rob MacLean. “We are encouraged by these results, particularly our ability to drive strong organic revenue growth. In fact, revenues for the second quarter were up nearly 70% over the prior-year period, driven by new product launches and increased targeted marketing and promotional activity. In terms of profitability, Adjusted EBITDA expanded 119% during the quarter, led by our continued revenue and gross margin dollar expansion.”

“We also continue to execute against our new partner pipeline. In June, we officially launched the Hilton HHonors Program as planned. We are pleased to have one of the world's largest and most successful hospitality loyalty programs participating on our Loyalty Commerce Platform,” MacLean added.

“Looking to the back-half of 2014, we are on-track to meet our financial objectives. Revenue growth is anticipated to be in the range of 25-40% for the full year. We expect growth in the second-half of the year to be lower than the first-half, reflecting the addition of new partners in the second-half of 2013. We also continue to expect to be within our guidance range for Adjusted EBITDA, with the back-half of the year demonstrating more meaningful contribution.”

Second Quarter 2014 Financial Results
(Unless otherwise stated, all comparisons for the Second Quarter of 2014 are on a year-over-year basis)

Revenues totaled $70.4 million up 68% from $41.9 million. Principal revenues totaled $67.9 million, up 70% from $39.9 million. The year-over-year increase in principal revenues was largely due to the impact of new partners launched over the last twelve months and strong organic growth from existing partners through marketing and merchandising efforts.

Gross margin2 dollars totaled $10.8 million, or 15% of total revenue, compared to $7.4 million, or 18% of total revenue. The increase in gross margin dollars was largely driven by the impact of new partnerships launched over the course of 2013. As a percentage of revenue, gross margin reflects the relative mix of partner and product activity during the quarter. Year to date, and on a year-over-year basis, growth in gross margin dollars has been 36%.

Adjusted EBITDA totaled $2.6 million up 119% from $1.2 million in the second quarter of 2013. Revenue and gross margin growth outpacing that of operating expense contributed to the strong year-over-year increase in Adjusted EBITDA.

Net income totaled $1.2 million, or $0.08 per diluted share, compared to a net income of $218,000 or $0.01 per share.

As of June 30, 2014, total funds available, comprised of cash and cash equivalents together with restricted cash and amounts with payment processors was $68.1 million. Net operating cash, which is defined as total funds available less amounts payable to loyalty program partners, was $17.4 million as of June 30, 2014. The Company remains debt free and is pleased with its overall financial position.

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Second Quarter 2014 Business Metrics

	Q2/14	Q2/13	Q2/14 vs. Q2/13	Q1/14	Q2/14 vs. Q1/14
Total All Channels
Points/Miles Transacted (in 000s)	5,811,085	3,867,915	50.2%	4,724,111	23.0%
No. of Points/Miles Transactions	596,715	415,861	43.5%	547,232	9.0%

Outlook

The Company is reiterating financial guidance for the year ending December 31, 2014, as follows:

  Revenue is expected to grow in the range of 25% - 40% over 2013. This revenue range contemplates organic growth within Points’ existing business as well as the contribution from partners and products announced or launched since 2013.
  Adjusted EBITDA is expected to be in the range of $16 - $20 million, prior to making strategic investments.
  Strategic investments are expected to be in the range of $5-7 million for 2014.

Investor Conference Call

Points' conference call with investors will be held today at 4:30 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 407-0784 ten minutes prior to the start time. International dialers should call (201) 689-8560.

In addition, the call is being webcast and can be accessed at the Company's web site: www.pointsinternational.com and will be archived online upon completion of the call. A telephonic replay of the conference call will be available through August 20, 2014 by dialing (877) 870-5176 in the U.S. or Canada or (858) 384-5517 internationally and entering the conference ID 13585265.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS) (NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where almost 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 36th largest Canadian technology company by the 2014 Branham300 list. Points also ranked 40th among PROFIT Magazine's top 200 Canadian companies by five-year revenue growth. For more information on Points, please visit www.Points.com, follow us @PointsBiz on Twitter or read the Points Company blog.

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Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include, among other things, our guidance for 2014 with respect to revenue growth, Adjusted EBITDA expectations and reinvestment plans. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:
Addo Communications
Laura Bainbridge/Kimberly Esterkin
laurab@addocommunications.com; kimberlye@addocommunications.com
(310) 829-5400

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Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Net Income to Adjusted EBITDA1
Expressed in thousands of United States dollars

	For the 3 months ended		For the six months ended

	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Net Income	$1,220	$218	$1,663	$170
Interest and other income	-	-	(5)	-
Income tax expense (recovery)	740	130	1,026	(240)
Depreciation and amortization	544	848	1,088	1,767
Foreign exchange loss (gain)	62	(24)	(6)	4
Adjusted EBITDA	$2,566	$1,172	$3,766	$1,701

Gross Margin Information2

Expressed in thousands of United States dollars

	For the 3 months ended		For the six months ended

	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Total Revenue	$70,445	$41,924	$128,702	$78,842
Direct cost of principal revenue	59,638	34,515	109,627	64,774
Gross Margin	$10,807	$7,409	$19,075	$14,068
Gross Margin %	15%	18%	15%	18%

___________________________________________
1 Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization, and foreign exchange) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.
2 Gross Margin is defined as total revenues less the direct cost of principal revenues. Gross Margin is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross margin is not a defined measure of profitability under IFRS.

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Points International Ltd.
Condensed Consolidated Interim Balance Sheets
Expressed in thousands of United States dollars
(Unaudited)

As at	June 30,	December 31,
	2014	2013

ASSETS
Current assets
Cash and cash equivalents	$59,614	$64,188
Restricted cash	1,602	1,602
Funds receivable from payment processors	6,882	9,071
Accounts receivable	1,886	1,401
Prepaid expenses and other assets	2,419	2,210
Total current assets	$72,403	$78,472

Non-current assets
Property and equipment	1,916	2,092
Intangible assets	2,794	1,855
Goodwill	4,299	2,580
Deferred tax assets	4,878	5,966
Long-term investment	5,000	3,500
Other assets	609	547
Total non-current assets	$19,496	$16,540
Total assets	$91,899	$95,012

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities	5,100	4,783
Payable to loyalty program partners	50,716	56,111
Current portion of other liabilities	699	1,134
Total current liabilities	$56,515	$62,028

Non-current liabilities
Deferred tax liabilities	294	-
Other liabilities	392	437
Total non-current liabilities	$686	$437

Total liabilities	$57,201	$62,465

SHAREHOLDERS’ EQUITY
Share capital	58,239	58,693
Contributed surplus	11,002	10,381
Accumulated other comprehensive loss	(24)	(345)
Accumulated deficit	(34,519)	(36,182)
Total shareholders’ equity	$34,698	$32,547
Total liabilities and shareholders’ equity	$91,899	$95,012

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Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	For the three months		For the six months
	ended		ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
REVENUE
Principal	$67,908	$39,891	$124,070	$74,491
Other partner revenue	2,516	2,023	4,592	4,327
Interest	21	10	40	24
Total Revenue	$70,445	$41,924	$128,702	$78,842

EXPENSES
Direct cost of principal revenue	59,638	34,515	109,627	64,774
Employment costs	6,151	4,374	11,656	8,869
Marketing & communications	328	307	526	576
Technology services	280	323	499	558
Depreciation and amortization	544	848	1,088	1,767
Foreign exchange (gain) loss	62	(24)	(6)	4
Operating expenses	1,482	1,233	2,628	2,364
Total Expenses	$68,485	$41,576	$126,018	$78,912

OPERATING INCOME (LOSS)	$1,960	$348	$2,684	$(70)

Interest and other income	-	-	(5)	-
OPERATING INCOME (LOSS) BEFORE INCOME TAXES	$1,960	$348	$2,689	$(70)

Income tax expense (recovery)	740	130	1,026	(240)
NET INCOME	$1,220	$218	$1,663	$170

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss: Gain (loss) on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $110 and income tax recovery of $8, respectively, for the three and six months ended June 30, 2014 (2013: expense of $117 and $156)	305	(324)	(21)	(432)
Reclassification to net income of loss (gain) on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $53 and $123, respectively, for the three and six months ended June 30, 2014 (2013 – recovery of $5 and $16)	147	13	342	45
Other comprehensive income (loss) for the period, net of income tax	$452	$(311)	$321	$(387)

TOTAL COMPREHENSIVE INCOME (LOSS)	$1,672	$(93)	$1,984	$(217)

EARNINGS PER SHARE
Basic earnings per share	$0.08	$0.01	$0.11	$0.01
Diluted earnings per share	$0.08	$0.01	$0.11	$0.01

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Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total shareholders’
(Unaudited)		Surplus		losses on cash	other	deficit	equity
				flow hedges	comprehensive
					loss

Balance at December 31, 2013	$58,693	$10,381	$69,074	$(345)	$(345)	$(36,182)	$32,547
Net lncome	-	-	-	-	-	1,663	1,663

Other comprehensive income	-	-	-	321	321	-	321
Total comprehensive income				321	321	1,663	1,984
Effect of share option compensation plan	-	407	407	-	-	-	407
Effect of PSU & RSU compensation plan	-	404	404	-	-	-	404
Share issuances	277	(190)	87	-	-	-	87
Share capital held in trust	(731)	-	(731)	-	-	-	(731)
Balance at June 30, 2014	$58,239	$11,002	$69,241	$(24)	$(24)	$(34,519)	$34,698

Balance at December 31, 2012	$57,564	$10,105	$67,669	$(54)	$(54)	$(39,788)	$27,827
Net income	-	-	-	-	-	170	170

Other comprehensive loss	-	-	-	(387)	(387)	-	(387)
Total comprehensive loss	-	-	-	(387)	(387)	170	(217)
Effect of share option compensation plan	-	300	300	-	-	-	300
Effect of RSU compensation plan	-	228	228	-	-	-	228
Share issuances	616	(247)	369	-	-	-	369
Share capital held in trust	(595)	-	(595)	-	-	-	(595)
Balance at June 30, 2013	$57,585	$10,386	$67,971	$(441)	$(441)	$(39,618)	$27,912

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Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

	For the three months			For the six months
	ended			ended
	June 30,	June 30,		June 30,	June 30,
	2014	2013		2014	2013

Cash flows from operating activities
Net income for the period	$1,220	$218		$1,663	$170
Adjustments for:
Depreciation of property and equipment	260	291		512	663
Amortization of intangible assets	284	557		576	1,104
Unrealized foreign exchange (gain) loss	40	81		56	(290)
Equity-settled share-based payment transactions	481	292		811	528
Deferred income tax expense (recovery)	682	101		945	(323)
Unrealized net gain/loss on derivative contracts	616	(423)		437	(526)
designated as cash flow hedges
Changes in non-cash balances related to operations,	1,500	7,733		(4,742)	1,968
exclusive of effects of business combination
Net cash provided by operating activities	$5,083	$8,850		$$258	$3,294

Cash flows from investing activities
Acquisition of property and equipment	(199)	(236)		(336)	(641)
Additions to intangible assets	(434)	(171)		(784)	(272)
Long-term investment	(1,500)	(2,499)		(1,500)	(2,500)
Acquisition of business, net of cash acquired	(1,511)	-		(1,511)	-
Changes in restricted cash	-	1,575		-	1,575
Net cash used in investing activities	$(3,644)	$(1,331)		(4,131)	$(1,838)

Cash flows from financing activities
Proceeds from exercise of share options	14	182		87	370
Payment for share purchases	(731)	(595)		(731)	(595)
Net cash used in financing activities	$(717)	$(413)		$(644)	$(225)

Net increase (decrease) in cash and cash equivalents	$722	$7,106	$	$(4,517)	$1,231
Cash and cash equivalents at beginning of the period	$58,945	$39,611		$$64,188	$45,108
Effect of exchange rate fluctuations on cash held	(53)	(71)		(57)	307
Cash and cash equivalents at end of the period	$59,614	$46,646		$59,614 $	$46,646

Interest Received	$20	$10		$45	$27
Interest Paid	$-	$-		$-	$-

Taxes Received	$-	$-		$-	$-
Taxes Paid	$-	$6		$3	$44

Amounts paid and received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

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